ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

April 25, 2011

Mark C. Shannon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  0-26973

Dear Mr. Shannon,

This letter is in response to your comment letter dated March 11, 2011 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  We respectfully request your immediate attention to this response as the Company needs to resolve your outstanding comments in order to file its delinquent 2010 annual report on Form 10-K.  If you determine the Company’s response does not satisfy your inquiry and/or that further comment or delay will be required, please notify our legal counsel, Cindy Shy, at 435-674-1282, as soon as possible.

The Company is filing this response letter via EDGAR.  We have restated your comments and each is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 8 - Allocation of Purchase Consideration in Business Combinations, page 37

1.

In regards to your response to our prior comment, we note your company operates in one reporting unit.  We also note your company’s market capitalization is less than the book value of your company’s equity.  Accordingly, please tell us how your assessment of the present value of future revenues is consistent with FASB ASC 350-20-35-22 through 35-24 in satisfying step one of the two step impairment test.

Response:  Upon further review of this matter, we have determined that despite our prior auditors’ agreement with our estimates of goodwill, our assessment of the present value of future revenues is not consistent with FASB ASC 350-20 in satisfying step one.  Based upon the book value of the Company’s equity, the Company fails step one and we are required to rely on step two.  See the calculations that follow:

STEP ONE:

Equity valuation
Shares of common stock	$14,342,141
Stock price as of 12/31/09	0.15
Equity value of Company	$2,151,321

Recorded goodwill	12,799,081
Excess goodwill over equity value	$(10,647,760)

Due to the equity value being less than goodwill, the Company fails step one.

2.

Please provide us with a more robust analysis to support your determination that your goodwill balance as of December 31, 2009 was not impaired.  Please ensure that your response includes the key considerations used in performing your goodwill impairment testing including the amounts used for each component of each stage of your impairment testing, how those amounts were determined, and how each input is consistent with the guidance of FASB ASC 350-20-35.

Response:  Management has determined that an impairment of goodwill is required pursuant to step two of FASB ASC 350-20.  Please see the following tabular description of the components relied upon for this determination.

STEP TWO:

Total assets less goodwill	$2,552,997
Book value of liabilities	4,193,411
Net book value	$(1,640,414)

Unrecognized in-house intangible asset valuation
Customer list	6,824,415
Proprietary formulas	1,837,453
Net intangible assets	$8,661,868

Implied fair market value of company	7,021,454
Recorded goodwill	12,799,081
Excess fair market value over goodwill	$5,777,627

Due to implied fair market value being less than the recorded goodwill, the Company does not pass step two and impairment is required.

The amount of the unrecognized in-house intangible assets valuations are based on the following criteria.  The value of the customer list was evaluated on its baseline value as a fungible asset group using the following factors:

•

Each type of distributorship is recognized as having a distinct street value to other network marketing companies;

•

Each type of customer record is recognized as having a distinct street value to other marketing companies in general;

•

All customer records having a generic value to various organizations and entities as raw contact information for potential sales enhancement;

•

The value of the entire data set as a datacube for mining on a demographic and analytical purpose; and

•

The value of the entire dataset for other purposes.

In valuing each of the above factors of the customer lists, the value can be approximated based upon what generic sales lead records sell for, $20.00 a customer, and given that highly targeted, well qualified leads can trade for over $1500, the values attached to the data set are conservative.  Additionally, the ascribed values are borne out by regressing the assigned lead value for each type of distributorship versus its historical revenue value.   In all instances, for each of the identified groups, the average unit value to revenue is highly consistent, both within the material sample set, and across a much broader independent sample period.

Our patented formulas are valuable proprietary property for the Company.  In 2009 the Whole Food line that we acquired in the Brian Garden acquisition made up 10% of our total sales revenue.  Therefore, we used the 10% of the gross profit from that line of products to calculate the Net Present Value (NPV) of the revenue stream for that product line over the next 5 years. Management estimated future potential growth to be 15% and we used a 10% rate to calculate NPV as that is the cost of our capital.  In 2009 the Whole Foods line of products made up 15% of our total sales revenues and we used the same 15% growth rate to calculate NPV.

We intend to include the following disclosures related to goodwill in our Form 10-K item disclosures and notes to the financial statements:

ITEM 7.   Management’s Discussion and Analysis of Results of Operations.

Goodwill - Goodwill is assessed annually for impairment by comparing the fair values of the Company to its carrying amount, including goodwill.  In testing for a potential impairment of goodwill, the estimated fair value of the Company is compared with book value, including goodwill.  If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary.  If, however, the fair value of the Company is less than book value, then the carrying amount of the goodwill is compared with its implied fair value.

The estimate of implied fair value of goodwill may require independent valuations of certain internally generated and unrecognized intangible assets such as customer lists and proprietary formulas. If the carrying amount of our goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess.  In the event that an impairment indicator arises prior to our annual impairment test of goodwill, we will provide a full test relative to the indicator in the period that the indicator is present.  For the year ended December 2009 we recognized a $5,777,627 impairment of goodwill.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

j.  Goodwill

In accordance with FASB ASC 350-10, goodwill is not amortized and is tested for impairment on an annual basis.  Goodwill is tested for impairment at a reporting unit level on an annual basis and between annual tests, goodwill is tested if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For purposes of financial reporting and impairment testing in accordance with FASB ASC 350-10, the Company’s ForeverGreen International LLC business unit operates in one principal business segment, a provider of whole foods and natural products.

Events or circumstances which could trigger an additional impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or projected future results of operations.

In testing for a potential impairment of goodwill, the estimated fair value of the business unit is compared with book value, including goodwill.  If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the business unit is less than book value, then the carrying amount of the goodwill is compared with its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets, such as customer lists and proprietary formulas.  If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess.  In accordance with FASB ASC 350-20, the Company performed a goodwill impairment test for 2009 and concluded that the current implied fair value of the Company was $7,021,454, which exceeds the recorded value of goodwill of $12.8 million.  Therefore, a $5,777,627 impairment of goodwill is required.

* * * * * *

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer